Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Monday, 6 March 2023

APPENDIX 3Y (CHANGE OF DIRECTOR’S INTEREST NOTICE)

In accordance with the Listing Rules, please see attached announcement relating to the above, for release to the market.

Contacts:
INVESTORS Matthew Turnbull M: +1 (713) 448-0956 M: +61 410 471 079 Sarah Peyman M: +61 457 513 249 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Woodside Energy Group Ltd
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Marguerite (Meg) Eileen O’Neill
Date of last notice	8 June 2022

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Performance Rights (PRs): Direct Restricted Shares: Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in ordinary fully paid shares (Restricted Shares) held by CPU Share Plans Pty Limited as trustee under the Executive Incentive Scheme (EIS).
Date of change	1 March 2023
No. of securities held prior to change	Direct: 147,463 ordinary shares 106,488 PRs under the EIS Indirect: 180,172 Restricted Shares held by CPU Share Plans Pty Limited as trustee under the EIS
Class	Ordinary
Number acquired	Nil
Number disposed	6,761 Restricted Shares

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	6,761 Restricted Shares disposed for $244,774.34, representing a price of $36.20 per Share.
No. of securities held after change

Direct:

155,727 ordinary shares

106,488 PRs under the EIS

Indirect:

165,147 Restricted Shares held by CPU Share Plans Pty Limited as trustee under the EIS

Note: The change in direct and indirect figures reflect the transfer of Restricted Shares (indirect) on vesting to Ms O’Neill (direct) and automatic sale of 6,761 of those Shares following vesting.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

15,025 Restricted Shares (indirect) vested in accordance with the terms of the EIS and were transferred from CPU Share Plans Pty Limited as trustee under the EIS to Ms O’Neill (and are now held directly).

6,761 of those vested Shares were subsequently sold on-market under an automatic sale election.

The key terms of the Restricted Shares and PRs are set out in 2022 Remuneration Report, which appears on pages 75 to 98 of the Annual Report 2022.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3